United States securities and exchange commission logo





                    July 9, 2020

       Jason Remillard
       Chief Executive Officer
       Data443 Risk Mitigation, Inc.
       101 J Morris Commons Lane
       Suite 105
       Morrisville, NC 27560

                                                        Re: Data443 Risk
Mitigation, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 000-30542

       Dear Mr. Remillard:

               We issued comments to you on the above captioned filing on June 10, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 23, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage,
       Accountant Branch Chief at (202) 551-3361 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology